Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

Doma CEO: homebuying process is ‘better, faster, cheaper’ with us

Tue, March 16, 2021, 11:03 AM

Yahoo Finance’s Brian Sozzi and Myles Udland speak with Doma Founder & CEO, Max Simkoff, about the company’s SPAC merger and outlook.

Video Transcript

MYLES UDLAND: All right. It’s been an interesting year in the real estate market, and also in the capital markets. And now we have one, let’s call it a housing tech company, set to go public via a SPAC. Doma is going to join forces with Capital Investment Corp. 5, and they will come public at sometime later this year. Doma CEO Max Simkoff joins us now to discuss Max let’s start with what dilemma is this way I closed on a house three weeks ago what would you have made easier for me in that process?

MAX SIMKOFF: We would have made the whole process easier. So everything from understanding how the whole process worked, what you were paying for, all the way through to signing your documents, which ideally you would have been doing electronically. My guess is, you probably did that in person. And we would have made it may go better, faster, and would have done at probably at much lower cost than what you might have paid. So it would have been better, faster, cheaper with Doma.

BRIAN SOZZI: Max, I’m just interested, before we get into the numbers of the business, why did you found this company? This is a, it’s an industry not many people would think about trying to disrupt. A lot of paperwork, a lot of entrenched players. Maybe that’s you founded it, but still, when did you get the idea for this?

MAX SIMKOFF: Yeah, I got the idea for founding this company when I went through the process of closing a mortgage myself. I remember very distinctly when I made my first home purchase, I sat in the office of a title company. I felt like I was sitting in a funeral home, quite frankly. Lots of high pile carpet, mahogany wood everywhere, stacks of paperwork. And I just couldn’t believe how time-consuming it was and how opaque, actually, the whole thing was. I didn’t understand a lot of what I was signing. There was a lot of money changing hands really quickly.

And when I started asking people involved in the process, I was like, why can’t I do this electronically? Why isn’t this easier? Why doesn’t it have less friction? I didn’t get great answers. I went through the process of then doing a couple of rate and term refinances over the next several years as interest rates went down. And the whole thing repeated itself, right? I found myself sitting back in that same office signing all that paperwork again. And I was just shocked by the fact that there wasn’t a better way to do this much more simpler.

In a world where pretty much every experience that we’ve come to interact with, we expect to be instant digital. This one was still painfully slow and laden with paperwork. And so I said, why not, why not build a better way? And like most entrepreneurs, I think it was my naivete that probably helped me, right? I didn’t, I didn’t know the structural barriers to entry in the market. I didn’t know the complexity of what closing a real estate transaction looks like. And we just focused on making it easier. And that has always been the inspiration ever since I went through that personal experience.

BRIAN SOZZI: Are you profitable?

MAX SIMKOFF: We are not currently profitable. We, there were actually a handful of months in the second half of last year where the business was profitable. And our focus really is in investing significantly in the kinds of technology that we’ve pioneered to remove most of the friction, frustration and expense out of this process. We, because we expect the business to continue growing quite aggressively--

--As we announced in our investor presentation that we made public now a week or two ago, we expect for our closed order growth to grow over 50% a year for the foreseeable future. And so we’re investing pretty significantly both in growth and building more game-changing technology to make this an easier process for all involved.

MYLES UDLAND: And you know, Max, I’m curious. You talk about some of the structural barriers, the entrenched parties, I guess, as it were, that are throwing all the paperwork at me and saying, sign, date, initial, blah blah blah. Who are those players right now? Like, who wants to work with you and who would rather you guys not continue to gain a foothold in this space?

MAX SIMKOFF: So as far as I can tell, everybody who’s ever experienced the pain of closing on a mortgage wants to work with us, because almost to a person, it was a pretty bad experience. So we sign up partnerships primarily through large mortgage companies and through realtors. So mortgage companies for refinance business and realtors for purchase business.

And we’re very lucky and fortunate that we’re working with some of the largest mortgage originators in the country now. These are folks like Chase Home Lending, Pennymac and Homepoint. These are some of the largest mortgage companies in the country by volume of mortgages they do every year. And then we have literally thousands of realtors who refer us business on an annual basis now for purchase transactions.

To answer your question around who are the companies that are not thrilled about what we’re doing, those really are the kind of entrenched legacy incumbents. There’s not that many of them. There’s four publicly traded companies that own, like I think it’s more than 80% of the top line gross revenue dollars that go through the title and escrow process in mortgage closing. And my guess is, they’re not particularly happy to see that we have poured all of our investment into technology and innovation to make this an easier and more affordable process for homeowners.

BRIAN SOZZI: Max, New York is an important market, I’m sure. Has New York welcomed you in yet?

MAX SIMKOFF: Not yet. We are hopeful that we’re at the tail end of our process to get an insurance license in the state of New York. It is a very important market and one that we look forward to competing in and bringing our value proposition to. We’ve been through the process now of getting our application with the New York Department of Financial Services, and hopefully, are getting towards the tail end of that process where we can start competing in that market, because it’s a really valuable one for us.

MYLES UDLAND: All right. Max Simkoff is the CEO at Doma, set to come public via SPAC later this year. Max, congrats on the deal. I’m sure we’ll talk as you guys get closer to coming to market. Please stay in touch.

MAX SIMKOFF: Yeah, thanks for having me, guys.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading “Risk Factors,” and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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